One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHELSEA M. CHILDS chelsea.childs@dechert.com +1 617 728 7128 Direct +1 617 275 8370 Fax

March 24, 2016

Megan Miller and Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company (the “Registrant”) (File No. 811-03153)

Dear Ms. Miller & Ms. Hamilton:

This letter responds to comments you provided to Jessica Gates of Russell Investments and me in a telephonic discussion on February 29, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series (each, a “Fund”) relating to the fiscal year ended October 31, 2015. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

General Comments

1.	Comment:	Please file the Tandy representations via EDGAR correspondence.

	Response:	The requested representations will be made.

2.	Comment:	Please update the EDGAR series and class information to include ticker symbols for all Funds, as applicable.

	Response:	The Registrant confirms that the EDGAR series and class information has been updated to include ticker symbols for all Funds.

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Form N-PX

3.	Comment:	The Staff notes that Form N-PX should be signed by the Registrant’s Principal Executive Officer, and that the most recent Form N-PX, filed on August 27, 2015, is signed by the Treasurer. Please file an amended Form N-PX with the Principal Executive Officer’s signature.

	Response:	The Registrant has filed an amended Form N-PX with the Principal Executive Officer’s signature.

Form 24F-2

4.	Comment:	With respect to the Registrant’s filing on Form 24F-2, the Staff notes that the response to Question 2, which asks for the name of each series or class of securities for which the Form is filed, references a “list document.” Please explain what the “list document” is and whether it has been filed on EDGAR.

	Response:	The list document indicates the series and classes of the Registrant for which the Form is being filed and was inadvertently omitted from the filing. The Registrant will include the list document in future filings.

Form N-SAR

5.	Comment:	With respect to the Report of Independent Registered Public Accounting Firm included in the Registrant’s Form N-SAR filed on December 28, 2015, the Staff notes that this report does not contain the signature of the accounting firm. Please confirm that the Registrant has a signed copy of this report in its books and records, and please file an amended Form N-SAR with the report containing the firm’s name and signature.

	Response:	The Registrant confirms that it has a signed copy of this report in its books and records and has filed an amended Form N-SAR with the independent registered public accounting firm’s signature.

March 24, 2016 Page 3

Comments to Form N-CSR

Financial Statements

6.	Comment:	With respect to the Russell Tax-Managed U.S. Mid & Small Cap Fund, the Staff notes that, for Class A, Class C and Class E Shares, the total return in the Financial Highlights does not match the total return in the Portfolio Management Discussion and Analysis section. Please explain the source of this difference.

	Response:	The Registrant notes that, in accordance with U.S. Generally Accepted Accounting Procedures (“GAAP”), the returns presented in the Financial Highlights reflect certain adjustments to net asset value related to the recording of trades made on or before October 31, 2015 after the period-end, while the returns presented in the Portfolio Management Discussion and Analysis section do not reflect such adjustments. The Registrant notes that the Portfolio Management Discussion and Analysis section is considered to be Fund advertising material by the Financial Industry Regulatory Authority (“FINRA”), and as such, the returns presented therein are calculated in a manner consistent with standardized performance presented in the Fund’s other advertising materials in accordance with FINRA and Securities and Exchange Commission rules.

7.	Comment:	With respect to the Russell Strategic Call Overwriting Fund, the Staff notes that, for Class S Shares, the total return in the Financial Highlights does not match the total return in the Portfolio Management Discussion and Analysis section. Please explain the source of this difference.

	Response:	Please see the Registrant’s response to Comment 6 above.

8.	Comment:	With respect to the Select U.S. Equity Fund, the Staff notes that, for Class S and Class T Shares, the total return in the Financial Highlights does not match the total return in the Portfolio Management Discussion and Analysis section. The Staff further notes that this difference was explained by a footnote indicating that the Fund first issued Class S and Class T Shares on January 2, 2015, and therefore the returns shown for Class S and Class T Shares prior to that date are the returns of Class Y Shares. Please consider also adding a sentence to highlight to the reader that the total return differs from what is provided in the Financial Highlights to provide more clarity in the body of the Portfolio Management Discussion and Analysis.

March 24, 2016 Page 4

	Response:	The Registrant will incorporate this comment in future filings.

9.	Comment:	Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A requires that a line graph comparing the initial and subsequent account values at the end of each of the most recently completed ten fiscal years of a fund be based on the fund’s required minimum initial investment if that amount exceeds $10,000. The Staff notes that the minimum initial investment for the Funds’ Class I Shares is $100,000. For line graphs in future filings, please assume a minimum initial investment of $100,000 for Class I Shares.

	Response:	The Registrant will incorporate this comment in future filings.

10.	Comment:	Per Instruction 1(b) to Item 27(d)(1) of Form N-1A, please consider modifying the narrative explanation to the Shareholder Expense Example to reflect the fact that the Funds do charge sales loads.

	Response:	The Registrant will incorporate this comment in future filings.

11.	Comment:	The Staff notes that the line graph for the Russell Tax Exempt High Yield Bond Fund assumes an initial investment of $10,000 at the beginning of the first fiscal year of the Fund, rather than at the Fund’s inception date of June 1, 2015. Please modify future line graph presentations to reflect a Fund’s actual fiscal period rather than the full twelve months, as applicable.

	Response:	The Registrant notes that the line graph for the Russell Tax Exempt High Yield Bond Fund shows the growth of an initial investment of $10,000 during the Fund’s actual fiscal period (from inception on June 1, 2015 through October 31, 2015). Accordingly, the Registrant believes that its current presentation is in conformance with this requirement.

12.	Comment:	With respect to the Conservative Strategy Fund, the Staff notes that the line graph reflects the growth of Class S Shares, and that the accompanying footnote states that Class S Shares are considered to be a better representation of performance to shareholders as Class S Shares are

March 24, 2016 Page 5

the primary retail share class of the Fund. Please explain this rationale, as the Staff notes that Class C Shares show a higher number shares and amount of assets outstanding as of October 31, 2015.

Response:	The Registrant notes that Class S Shares are the primary retail share class offered by the Registrant and have the largest amount of assets outstanding across the Funds. The Registrant believes that showing performance for a consistent share class is helpful to investors and therefore believes it is appropriate to reflect Class S Shares in the line graph for the Conservative Strategy Fund.

Schedule of Investments

13.	Comment:	The Staff notes that the fair value tables should be presented in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 820 and that disclosure information for each class of assets and liabilities should be measured at fair value. In addition, figures for derivative assets and liabilities should be reported on a gross basis. Please revise in future reports.

	Response:	The Registrant will incorporate this comment in future filings.

14.	Comment:	The Staff notes that the Russell Global Equity Fund and the Russell Global Opportunistic Credit Fund held significant investments in the United States during the fiscal year ended October 31, 2015. As required by paragraphs 20-21 of ASC 825-10-50, a fund must disclose all significant concentrations of credit risk, in addition to categorization of investments by investment type and the related country (see the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies, section 7.28). For example, a fund should report a summary of its investments by industry, if such concentration is significant. Please update this disclosure in future reports.

	Response:	The Registrant will incorporate this comment in future filings.

15.	Comment:	The Staff notes that certain Funds (such as the Russell Commodity Strategies Fund) invest in total return swaps based on a custom

March 24, 2016 Page 6

underlying reference entity. In future reports, please include information in sufficient detail to provide transparency into the holdings of such custom reference entities. Please see the minutes from May 2013 and March 2014 meetings of the AICPA Investment Companies Expert Panel (“Expert Panel Minutes”) for additional information.

	Response:	The Registrant acknowledges that it is familiar with these Expert Panel Minutes. However, as the Registrant is not aware of any current legal or regulatory requirement to disclose the holdings of custom reference entities, the Registrant has determined to await further guidance and regulatory developments before revising its disclosure in future filings.

16.	Comment:	The Staff notes that certain Funds held real estate investment trusts (“REITs”) during the fiscal year ended October 31, 2015. Please consider adding disclosure to the Notes to the Financial Statements informing readers of the possibility that a portion of the distributions received from a REIT may be a combination of dividends, capital gains or return of capital.

	Response:	The Registrant will incorporate this comment in future filings.

17.	Comment:	The Staff notes that a footnote accompanying certain holdings on the Schedule of Investments states that “all or a portion of the shares of this security are held as collateral . . . .” Please confirm whether shares of these securities are held as collateral or pledged as collateral.

	Response:	The Registrant confirms that shares of these securities are pledged as collateral. The Registrant will clarify this language in future filings.

Statement of Assets and Liabilities

18.	Comment:	Please include a line below Total Liabilities on the Statement of Assets and Liabilities titled “Commitments and Contingencies” and include a parenthetical reference to the accompanying Notes to the Financial Statements where the commitments and contingencies of the Funds are discussed. For example, any pending legal proceedings should be cross-referenced to that caption.

March 24, 2016 Page 7

Response:	The Registrant notes that the Funds did not have any commitments or contingencies requiring disclosure during the reporting period. To the extent a Fund has any commitments or contingencies that would be required to be disclosed, the Registrant will incorporate this comment in future filings.

Statement of Operations

19.	Comment:	The Staff notes that certain Funds engaged in securities lending during the period. Please update the caption to the “Securities Lending Income” line item to indicate that securities lending income is net income.

	Response:	The Registrant will incorporate this comment in future filings.

20.	Comment:	In accordance with Rule 6-07.7(a)(2) of Regulation S-X, please separately state the amount of a Fund’s realized gains from investments in securities of affiliated issuers, as applicable.

	Response:	The Registrant will incorporate this comment in future filings.

Statement of Changes in Net Assets

21.	Comment:	With respect to any Fund that reported Distributions in Excess during the fiscal year ending October 31, 2015 (e.g., Growth Strategy Fund), if these distributions are non-taxable returns of capital, please confirm whether the Fund complied with Section 19(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

	Response:	The Registrant confirms that no non-taxable returns of capital were made during the fiscal year ending October 31, 2015, and notes that the Distributions in Excess were a direct result of return of capital statement of position (“ROCSOP”) adjustments made in the Financial Statements.

Financial Highlights

22.	Comment:	With respect to the Russell U.S. Core Equity Fund, the Staff notes that there has been trading activity in Class Y Shares, but no Financial Highlights were presented for Class Y Shares. Please explain.

March 24, 2016 Page 8

	Response:	The Registrant notes that Class Y Shares for the Russell U.S. Core Equity Fund had no assets at the end of the fiscal year and therefore no Financial Highlights were presented. In future filings, to the extent a Class of Shares has no assets at the end of the period but remains available for investment, Financial Highlights will be presented for such Class of Shares.

Notes to Financial Statements

23.	Comment:	The Staff notes that Russell Short Duration Bond Fund and Russell Multi-Strategy Income Fund have unfunded loan commitments. Please comply with the disclosure requirements of Rule 6-04.15 of Regulation S-X by adding a line below Total Liabilities on the Statement of Assets and Liabilities titled “Commitments and Contingencies” and include a parenthetical reference to the accompanying Notes to the Financial Statements where commitments and contingencies of the Funds are discussed.

	Response:	The Registrant will incorporate this comment in future filings.

24.	Comment:	Please explain and represent to the Staff that the Registrant reasonably believes that a Fund’s assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

	Response:	The Registrant confirms that it reasonably believes that a Fund’s assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

25.	Comment:	Please see the Expert Panel Minutes from January 2006 regarding disclosure of unfunded loan commitments and adjust the Funds’ disclosure accordingly in future reports.

	Response:	The Registrant will incorporate this comment in future filings by including this disclosure within the Notes to the Financial Statements as provided in the Expert Panel Minutes.

26.	Comment:	The Staff notes that certain Funds invested in derivatives, repurchase agreements and securities lending transactions. In accordance with ASC 210-20-55-14, please note that, for any financial collateral received or

March 24, 2016 Page 9

pledged, an entity should describe the terms of the collateral agreement. For example, if collateral may be restricted, rehypothecated or repledged, this should be disclosed in the Notes to the Financial Statements.

Response:	The Registrant notes that the current disclosure in the Notes to Financial Statements includes a general description of the Funds’ collateral agreements. The Registrant will consider enhancing this disclosure in future filings.

27.	Comment:	In the Notes to the Financial Statements, please consider disclosing a Fund’s ROCSOP adjustments – both quantitatively and qualitatively – if any.

	Response:	The Registrant will consider adding this disclosure to future filings.

28.	Comment:	The Staff notes that multiple Funds engaged in purchases and sales of securities pursuant to Rule 17a-7 under the 1940 Act. Please explain why quantitative information regarding these transactions is not disclosed in the Notes to the Financial Statements.

	Response:	The Registrant notes that this information was included in the filing for series of Russell Investment Funds, which have a fiscal year-end date of December 31, pursuant to Auditing Standard No. 18 (“Related Parties”), and that it will include this information in its next semi-annual report filing for the Funds.

29.	Comment:	In accordance with ASC 850, please describe the terms of the money manager agreements with respect to the Funds. For example, please include general disclosure on how the money managers are compensated.

	Response:	The Registrant will incorporate this comment in future filings.

30.	Comment:	Please consider disclosing whether the Funds are diversified or non-diversified in Note 1 (Organization) to the Financial Statements.

	Response:	The Registrant will incorporate this comment in future filings.

31.	Comment:	Please ensure that information provided in Note 4 (Related Party Transactions, Fees and Expenses) to the Financial Statements is in

March 24, 2016 Page 10

compliance with Regulation S-X 12-14(a). In addition, please add a “Beginning Market Value” column to the Transactions with Affiliated Companies table in future filings. The Staff notes that the information in this table was not provided for all Funds that invested in affiliated funds. Please provide a “roll-forward” of the capital activity relating to all such affiliated investments in accordance with Regulation S-X 12-14(b).

Response:	The Registrant will incorporate this comment in future filings.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze
Jessica Gates

Russell Investment Company

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

March 24, 2016

VIA EDGAR CORRESPONDENCE

Megan Miller and Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Company
Securities Act File No. 2-71299
Investment Company Act File No. 811-3153

Dear Ms. Miller & Ms. Hamilton:

In connection with your recent review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings by Russell Investment Company (“Trust”) and its series relating to the fiscal year ended October 31, 2015, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in its annual reports and other filings;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary
Russell Investment Company